

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2024

Harold Meloche
Chief Financial Officer
Conifer Holdings, Inc.
3001 West Big Beaver Road
Suite 200
Troy, MI 48084

> **Re: Conifer Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-37536**

Dear Harold Meloche:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance